FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated June 8, 2012

MATERIAL FACT

With regard to the currently outstanding “Valores Santander”, for which a prospectus was registered with the Spanish Comisión Nacional del Mercado de Valores on September 19, 2007, Banco Santander hereby gives notice that in the voluntary conversion period ended June 4, 2012, it received conversion requests in relation to 195,923 of such “Valores Santander”. Pursuant to the terms of such securities, Banco Santander has issued 73,927,779 new shares in exchange for those “Valores Santander”. The public deed formalising the capital increase has been registered with the Commercial Registry of Cantabria today. It is envisaged that the authorisation for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on June 12, 2012, with ordinary trading of such shares commencing on June 13, 2012. These new shares will carry the right to participate in the “Santander Dividendo Elección” program (scrip dividend scheme) to be applied to the first 2012 interim dividend as announced on June 1, 2012.

Boadilla del Monte (Madrid), June 8, 2012

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:June 8, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President